SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For December 16, 2002

ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
P.O. Box 810
1000 AV Amsterdam
The Netherlands

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

        This Report contains a copy of the following:

(1)	The Press Release issued on December 16, 2002.

PRESS RELEASE

Amsterdam, 16 December 2002

ING sells Fatum (Netherlands Antilles and Aruba) to Guardian Holdings Limited

Today, ING reached an agreement with Guardian Holdings Limited (GHL) of Trinidad and Tobago to sell its Fatum operations. Fatum is active in life-, non life and health insurance in the Netherlands Antilles and Aruba. The sale of Fatum fits into the continual process of active portfolio management within ING. The closing of the transaction is anticipated by the end of 2002.

“A key consideration for ING was to ensure Fatum is positioned for long-term growth and that it can enter markets outside the Netherlands Antilles and Aruba, form strategic alliances and grow as a regional insurer. Considering the interests of its policyholders, agents and employees, ING concluded that Fatum would be better positioned as a part of Guardian Holding Limited. This transaction should have no implications for Fatum’s present employees. The policyholders of Fatum can continue to rely on the security that their current insurance offers,” said Fred Hubbell, Executive Board member of ING Group.

Fatum is a dominant player in the insurance market in the Netherlands Antilles and Aruba. Since 1904, Fatum has been operational on Curaçao, Bonaire, the Windward Islands, and Aruba. Its head office is located on Curaçao. Through a network of independent brokers, Fatum sells non-life, life, pension and health insurance and employs 190 people.

Guardian Holdings Limited is a major Caribbean publicly owned financial services company with assets in excess of USD 1 billion. GHL is engaged in all classes of long term, accident & health and general insurance business, employee benefits and asset management.

ING has recently completed the domestication process for its Fatum operations in the Netherlands Antilles and Aruba, which have been transformed into new local legal entities.

Press enquiries: Dailah Nihot, tel. +31 20 541 6516

SIGNATURE

               Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld

H. van Barneveld General Manager Corporate Control & Finance

By:	/s/ C.F. Drabbe

C.F. Drabbe Assistant General Counsel

Dated: December 16, 2002